02046932

EXECUTED COPY

RECD S.E.C.
JUL 23 2002
1086

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

P.E.
7/23/02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 23, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED
JUL 30 2002
THOMSON FINANCIAL

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

Investor Relations

PRESS RELEASE

ENDESA'S CONSOLIDATED RESULTS FOR THE FIRST HALF 2002

NET INCOME WAS EURO 837 MILLION, AN INCREASE OF 10.6% AGAINST THE PREVIOUS YEAR

- **Earnings per share were Euro 0.79 at the end of the first half 2002, also representing an increase of 10.6% against the first half 2001.**
- **Operating income was Euro 1,587 million in the first half 2002, 6.7% below the previous year.**
- **The revenue shortfall in the Spanish electricity system, derived from the fact that tariff revenues are not sufficient to cover the system costs, has had a negative impact of Euro 364 million on ENDESA's operating income for the first half 2002.**
- **ENDESA's income statement for the period includes an extraordinary provision of Euro 210 million to cover risks arising from the evolution of the economic situation in Argentina. This provision fully covers ENDESA's direct and indirect investment in the country.**
- **Operating income for ENDESA's Latin American subsidiaries was 6% higher in the period against last year.**
- **ENDESA's debt was reduced by Euro 1,573 million in the first half 2002 to Euro 23,434 million.**
- **Average cost of debt for the period was 5.08%, against 6.21% for the first half 2001.**

- **The decrease of debt and its average cost resulted in a Euro 86 million reduction of financial expenses, a 10.3% drop against the first half 2001.**

- **In the first half 2001, ENDESA's investments in its distribution facilities in Spain were Euro 204 million, that is, 62.2% of the company's capital expenditures in the whole of its domestic electricity business.**

New York, July 23rd, 2002. - ENDESA's **(NYSE:ELE)** net income for the first half 2002 was Euro 837 million and earnings per share were Euro 0.79, both with an increase of 10.6% over last year.

The following influenced the above results:

- The sale of ENDESA's 87.5% of Viesgo that it held as of 31 December 2001, which generated a gross capital gain of Euro 1,066 million and a net capital gain of Euro 930 million.

- Extraordinary provisions for an amount of Euro 327 million, of which Euro 210 million are to cover possible risks derived from the financial situation of Argentina. This provision fully covers all of ENDESA's direct and indirect investment in the country.

- The financial situation of Argentina and especially the evolution of the exchange rate of its currency had a negative impact of Euro 140 million in reserves as a result of foreign exchange differences and Euro 134 million in net income after tax and minorities.

  Also, the devaluation of the Brazilian real that took place mainly in June has brought a negative impact on conversion differences and net income of Euro 70 and 31 million, respectively.

- The revenue shortfall in the Spanish electricity system derived from the tariff's inability to cover the costs. In the first half 2002 ENDESA was negatively affected in the amount of Euro 364 million, which have been accounted as lower revenues and therefore as lower operating income.

From an operational viewpoint, the performance of the domestic electricity business has been affected in the first half 2002 by the change in hydrological conditions against last year. The lower level of hydro generation this year was translated into a substantial increase in fuel costs that was not compensated with higher revenues due to the system's revenue shortfall mentioned above.

As for the electricity business in Latin America, operating income for ENDESA's subsidiaries rose 6.0% in the first half 2002 against last year. If the figures for the Argentinean subsidiaries were not taken into account, operating income would rise 25.1%.

This increase, which was achieved in a very unfavorable economic environment and with a strong devaluation of local currencies against the Euro that considerably diminishes the results when shown in the latter currency, shows the improvement experienced by these subsidiaries at the operating level.

On the other hand, ENDESA's debt decreased by Euro 1,573 million during the period, yielding a total debt figure of Euro 23,434 million at the end of June.

Finally, it is important to highlight that operating expenses were 10.3% lower than in the first half 2001, bringing lower financial expenses in the amount of Euro 86 million.

Changes in the Consolidation Perimeter

The main changes in the consolidation perimeter that took place in the first half 2003 were the following:

- In January 2002, ENDESA sold the 87.5% stake that it held in Viesgo as of 31 December 2001. As a result of this sale, Viesgo has not been consolidated in ENDESA's accounts for the first half 2002.
- In the first quarter 2002, ENDESA Europa acquired an additional 5.7% of ENDESA Italia, raising therefore its stake in the company to 51%. Therefore ENDESA's financial statements for the first half 2002 fully consolidate ENDESA Italia.
- The Chilean mobile telephone operator SMARTCOM is now consolidated by the equity method, following the criteria adopted in the first quarter 2002. The company's accounts had previously been fully consolidated.

ANALYSIS OF RESULTS

The table below shows the main magnitudes of ENDESA's consolidated profit and loss account for the first half 2002 and their comparison against the first half 2001.

Main magnitudes of ENDESA's profit and loss account (Euro million)			
	30-6-02	30-6-01	% chge.
Revenues	8,221	7,419	10.8
EBITDA	2,460	2,598	-5.3
Operating income	1,587	1,701	-6.7
Net income	837	757	10.6

1 Operating Income

ENDESA's revenues in the first half 2002 were Euro 8,221 million, a 10.8% rise on the previous year.

EBITDA was Euro 2,460 million, a decrease of 5.3% over the previous year.

Operating income for the period was Euro 1,587 million, a decrease of 6.7% against the previous year.

The table below shows a breakdown of revenues, EBITDA and operating income among the different markets and lines of business in which ENDESA operates.

	Electricity							
	Domestic		Europe		Latin America		Other	
	Euro million	% on total	Euro million	% on total	Euro million	% on total	Euro million	% on total
Revenues	5,217	63.5	774	9.4	2,123	25.8	107	1.3
EBITDA	1,281	52.1	163	6.6	976	39.7	40	1.6
Operating Income	754	47.5	106	6.7	708	44.6	19	1.2

1.1 Domestic Electricity Business

Operating income for the domestic electricity business was Euro 754 million, a decrease of Euro 304 million in absolute and of 28.7% in relative terms against the first half 2001.

It is important to highlight the following:

- Of the Euro 304 million reduction in operating income, Euro 65 million correspond to VIESGO's operating income for the first half 2001, which were compensated in the consolidated accounts by the operating income from the European electricity business as a result of the acquisition of up to 51% of ENDESA Italia.

- Operating income for the first half 2001 included Euro 50 million from the effect, which was not provisioned, of the estimate of the additional compensations to extra peninsular generation activities to the ones set forth provisionally in the 2001 tariff decree and which were eventually not collected in 2001 and therefore not accounted for, as well as Euro 34 million of resettlements that did not take place in 2002.

Disregarding the effect of the above two effects, operating income for the domestic electricity business decreases by Euro 155 million in the period, a 17.0 % drop against 2001.

The decrease in operating income is equivalent to the increase in fuel costs (the main variable cost in the electricity business), which have increased in the amount of Euro 158 million against the first half 2001 mainly as a consequence of the worse hydrological conditions this year.

The virtual coincidence between changes in operating income and variable costs for the domestic electricity business – essentially fuels – is a result of the performance of the current tariff system.

Under the current system the price of electricity sold to the end customer is to its bigger proportion fixed from the beginning of the year by the tariff established by the Administration and therefore does not reflect the changes that fuel costs may undergo throughout the year. Also, the price of electricity sold to eligible customers has a short margin for change in the short term.

On the other hand, revenues actually collected from the sale of electricity to end customers, that is, net sales, are equal to the sum of sales from generation, distribution and supply less purchases of energy, basically the electricity that the distribution and supply businesses purchase in the wholesale market from the generation business.

Given that the tariff for the year 2002 has not significantly changed against the year 2001, net sales have practically remained unchanged in both years. In this regulatory context, the higher fuel prices that are reflected in the price that results from the free competition in the competitive wholesale market cannot be fully passed through to the end customer, since, as mentioned above, the prices paid by the latter have been fixed since the beginning of the year in the tariffs approved by the Administration. This gives rise to a revenue shortfall in the system, as system revenues do not show themselves sufficient to cover the full impact of the rise in variable costs on the pool price.

ENDESA has accounted this tariff revenue shortfall as lower revenues, so that its accounts reflect the real conditions of the sale of electricity to end customers, in the understanding that by doing so it shows a true and fair view of the cash flows of the transactions carried out.

A detailed analysis of the components of the income statement for the domestic electricity business is carried out below.

1.1.1 Revenues

Euro million				
	30-6-02	30-6-01	Change	% chge.
Sales	**5,458**	**3,888**	**1,570**	**40.4**
Tariff deficit	(364)	-	(364)	N/A
CTC	22	246	(224)	-91.1
Services	101	157	(56)	-35.7
VIESGO	-	268	(268)	N/A
Estimate of the additional extra peninsular compensations (*)	-	100	(100)	N/A
Resettlements	-	34	(34)	N/A
TOTAL	**5,217**	**4,693**	**524**	**11.2**

(*) As of 30-6-01 this amount was provisioned up 50% at the operating income and the remaining 50% at the extraordinary results

Sales

Sales in the first half 2002 were Euro 5,4582.078 million, broken down as follows:

Euro million				
	30-6-02	30-6-01	Change	% chge.
Generation, mainland	2,023	1,199	824	68.7
Distribution and transport, mainland	2,227	1,602	625	39.0
Supply	585	538	47	8.7
Trading	57	63	(6)	-9.5
Extra peninsular systems*	415	397	18	4.5
Extra peninsular compensations	97	66	31	47.0
Other	54	23	31	134.8
TOTAL	**5,458**	**3,888**	**1,570**	**40.4**

- *For a higher transparency and due to the particularities of production and generation in the extra peninsular systems, the information on these activities is shown separately.*

Generation

In the first half 2002, demand for electricity in the mainland grew 3.3% against 2001. Still, the output from generators under the ordinary regime was only 2.6% higher, due to the 4.4% higher output from generators under the special regime and to the higher imports of electricity.

ENDESA's generation sales in the mainland were 68.7% higher as a result of the following:

- ENDESA's output in the mainland sold in the wholesale market was 38,87317.940 GWh in the first half 20021, an increase of 813,9% against the same period in 2001 after subtracting the output corresponding to VIESGO. This represents a market share of 39,744.1% for the ordinary regime.

- The unit price of the electricity sold by ENDESA to the wholesale market was 5 Euro cents per Kwh with an increase of 59.2% on the first half 2001. This strong increase has been due to the unusually low prices in the first half 2001 as a result from the high hydro generation levels in the period.

  Still, as previously mentioned, this increase has not been fully translated into higher revenues for the utilities because of the tariff shortfall. Specifically for ENDESA, and as a consequence of the above, the average price received per KWh in the period was only 4.0 Euro cents, that is, 1 Euro cent less than the resulting price for the wholesale market.

The table below shows the structure of the generation in the mainland for both ENDESA and the whole of the industry for the first half 2001 and 2002:

Structure of electricity generation in the mainland for ENDESA and the total industry (%)				
	ENDESA		Total industry	
	1H 2002	1H 2001	1H 2002	1H 2001
Nuclear	36.0	37.1	32.2	34.9
Coal	49.4	38.6	45.4	30.1
Hydro	9.7	21.9	11.6	32.3
Oil gas	4.9	2.4	10.8	2.7
Total	**100.0**	**100.0**	**100.0**	**100.0**

Distribution and Transmission

Energy sold by ENDESA in the mainland was 36,566 GWh in the first half 2002, 4.0% higher than 2001 after subtracting figures for Viesgo. This figure represents a share of 39.1% of distribution in the mainland.

Revenues from distribution and transmission in the mainland grew by Euro 625 million. Of this amount Euro 581 million corresponded to the higher cost of energy purchases, mainly as a result from the higher pool prices. The regulated margin on distribution remains at similar levels as in the first half 2001.

Disregarding this effect, sales from distribution and transmission increased by Euro 44 million against 2001, a rise of 2.8%.

Supply

In the first half 2002, ENDESA sold 11,194 GWh to eligible customers, an increase of 1.8% against 2001.

During the first half 2002 ENDESA followed a pricing policy geared towards an improvement of margins, which led to an 6.8% increase in the price for energy, thereby leading to a 8.7% rise in revenues for the activity to Euro 585 million.

ENDESA's share in the market for eligible customers has been 36.7% in the first half 2002.

Extra Peninsular Systems

In the first half 2002, ENDESA's output in the extra peninsular systems was 5,318 GWh, 4.9% higher than 2001.

Revenues from these markets were Euro 415 million, an increase of 4.5% against the first half 2001.

Additionally revenues include Euro 97 million from compensations, an increase of Euro 31 million against the first half 2001.

This amount represents only part of the amount that ENDESA considers it must receive as per the current regulations as a consequence of the higher fuel costs that the extra peninsular generation has incurred over the recent years. It is important to point out that these compensations are derived from the fact that there are unified tariffs for the whole of the Spanish electricity system, despite the fact that generation costs are higher in the insular systems than on the mainland.

CTC and Tariff Revenue Shortfall

As stated above, during the first half 2002 the system's revenues which were derived from the application of the current tariff were not sufficient to cover all its recognized costs. Therefore a deficit has taken place in the system, which for ENDESA has resulted in a negative impact on the operating income of Euro 364 million.

This deficit is allocated among the companies that are entitled to recover CTC's, increasing the maximum amount of CTC's that the companies are entitled to in the future. ENDESA does not record any asset for this right and subtracts its amount from the revenues in the period in which the deficit takes place.

In the first half 2002 not only were CTC's not collected – except for domestic coal CTC's – but also a revenue shortfall arose, which increases the need for a recovery in the future of the recognized costs to date.

The table below shows the CTC revenues and deficit from the system for the first half 2002 and 2001.

Euro million			
	30-6-02	30-6-01	Change
CTC's by Technology	-	214	(214)
Coal CTC's	22	32	(10)
System's Revenue Shortfall	(364)	-	(364)
Total	**(342)**	**246**	**(588)**

1.1.2 Operating Costs

The table below shows operating costs for the domestic electricity business, separating the ones for VIESGO in 2001 for an easier comparison.

Euro million				
	30-6-02	30-6-01	Change	% chge.
Purchases	3,304	2,296	1,008	43.9
Purchases of energy	*2,408*	*1,564*	*844*	*54.0*
Fuel	*730*	*572*	*158*	*27.6*
Transmission and other external expenses	*166*	*160*	*6*	*3.8*
Depreciation	527	503	24	4.8
Provisions	19	15	4	26.7
Personnel and Other Operating Costs	688	680	8	1.2
VIESGO	-	205	(205)	N/A
TOTAL	**4,538**	**3,699**	**839**	**22.7**

Purchases

Purchases were increased Euro 1,008 Million (43.9%) against 2001 mainly due to the following:

- Higher purchases of energy by ENDESA's distribution and commercialization affiliates in the amount of Euro 844 million, representing an increase of 54.0% over the figures for the first half 2001. This increase was a consequence of the higher average wholesale prices.
- Fuel costs increased by Euro 158 million as a consequence of the higher volumes of thermal-based generation vis-à-vis the first half 2002.

Personnel and Other Operating Expenses

As of 30th June 2002, workforce for ENDESA's domestic electricity business was 13,630 employees, a decrease of 1,386 against 31st December 2001, of whom 876 correspond to VIESGO.

In the first quarter 2002 personnel expenses was Euro 409 million, Euro 11 million lower than the first half 2001 after excluding personnel costs from VIESGO. This represents a drop of 2.6%.

Controllable costs on a homogeneous basis increased 2.2% against the first half 2001, that is, an increase below inflation, which makes it a drop in real terms of above 1.0%.

Between December 1996 and the end of the second half 2002, annualized cost savings in the domestic electricity business have been Euro 442 million in nominal terms, that is, a reduction of 22.5% of controllable costs, and Euro 668 million in real terms, thereby representing a decrease of 34.0%.

1.2. European Electricity Business

Operating income for the electricity business in European countries other than Spain corresponds entirely to the activity carried out by ENDESA Italia.

ENDESA's output in Italy in the first half 2002 was 9,106 GWh with revenues of Euro 530 million.

During the period, ENDESA has continued to develop the improvements in efficiency as set out in the business plan for the company. As an example, total workforce at ENDESA Europe as of 30th June 2002, which was 1,312, includes is lower in 30 employees than at the end of the first quarter 2002.

EBITDA for the first half 2002 was Euro 163 million, enabling an operating income of Euro 106 million. Both figures are in line with the company's business plan.

Operating income was lower in the second quarter 2002 than in the first as a result of the remuneration scheme for generation in Italy, which results in unit revenues that are a lot higher in the first and fourth quarters than in the second and third.

1.3. Latin American Electricity Business

Operating income for the Latin American electricity business in the first half 2002 was Euro 708 million, an increase of 6.0% against last year.

Should Argentina be disregarded, operating income shows an increase of 25.1%.

Between the first half 2001 and the first half 2002 significant devaluations against the Euro took place for the Argentinean peso (63.5%), the Chilean peso (11.3%)

and the Brazilian real (12.2%), which has a negative effect on the operating income measured in Euros.

In local currency terms, operating income from the fully consolidated companies has increased by 31.1%.

The table below shows the performance of the EBITDA and operating income broken down by activity and their comparison against the previous year:

Euro million						
	EBITDA			Operating Income		
	2002	2001	% chge.	2002	2001	% chge.
Generation	460	455	1.1	331	302	9.6
Distribution and Transmission	537	487	10.3	401	374	7.2
Other	(21)	49	N/A	(24)	(8)	N/A
Total	**976**	**991**	**-1.5**	**708**	**668**	**6.0**

The table below shows EBITDA, operating income for the activities of generation and distribution in the first half 2002 and their comparison against 2001, broken down by country where ENDESA has fully consolidated affiliates.

Euro million						
	EBITDA			Operating Income		
	30-6-02	30-6-01	% chge.	30-6-02	30-6-01	% chge.
Generation						
Chile	195	150	30,0	146	94	55,3
Colombia	103	118	-12,7	71	88	-19,3
Brazil	33	36	-8,3	26	29	-10,3
Peru	84	67	25,4	63	52	21,2
TOTAL Generation ex Argentina	**415**	**371**	**11,9**	**306**	**263**	**16,4**
Argentina	45	84	-46,4	25	39	-35,9
TOTAL Generation	**460**	**455**	**1,1**	**331**	**302**	**9,6**

Euro million						
	EBITDA			Operating Income		
	30-6-02	30-6-01	% chge.	30-6-02	30-6-01	% chge.
Distribution and Transmission						
Chile	102	105	-2,9	91	92	-1,1
Colombia	76	72	5,6	33	32	3,1
Brazil	260	152	71,1	213	106	100,9
Peru	44	48	-8,3	29	33	-12,1
TOTAL Distribution ex Argentina	**482**	**377**	**27,9**	**366**	**263**	**39,2**
Argentina	55	110	-50,0	35	111	-68,5
TOTAL Distribution and Transmission	**537**	**487**	**10.3**	**401**	**374**	**7.2**

As the table above shows, if Argentina is excluded, operating income increases by 19.1% in generation and 2.7% in distribution and transmission.

It is important to highlight the 55.3% improvement in the operating income from the Chilean generation activity as well as the improvement in distribution and transmission in Brazil, mainly due to the results posted by CIEN, a company that runs the interconnection between Argentina and Brazil, and whose second line has become operational in the first half 2002.

This company's contracts with customers include a "take or pay" obligation for the buyer of electricity, which enables CIEN to profit from low price conditions in the Argentinean and Brazilian markets.

The higher results for the Latin American electricity business have been made possible to a great extent by the efficiency improvements that are being achieved in ENDESA's Latin American subsidiaries as a result of the application of Plan Genesis and also show the limited impact from the situations of recession on the electricity business.

The table below shows the physical data of ENDESA's Latin American subsidiaries in the above countries in the first half of 2002 and 2001.

	Generation (GWh)		Distribution (GWh)	
	1H 2002	**% chge. vs. 1H 2001**	**1H 2002**	**% chge. Vs 1H 2001**
Chile	7,874	1.0	11,441	0.6
Colombia	5,374	8.1	9,957	7.5
Argentina	4,531	-16.5	11,300	-8.0
Brazil	1,146	-17.8	7,849	-8.0
Peru	2,258	0.0	4,223	22.0
TOTAL	**21,183**	**-3.0**	**44,770**	**-0.3**

The data above show that ENDESA's Latin American business is adequately diversified, both by country and line of business, which enables it to face the consequences of the odd situations of recession.

2. Financial Results

Financial results for the first half 2002 were a net loss of Euro 1,318 million as broken down below:

Euro million				
	1H 2002	1H 2001	Change	% chge.
Financial Expenses	(750)	(836)	86	10.3
Financial income	97	99	(2)	-2.0
FX differences	(710)	(95)	(615)	N/A
Monetary correction	47	113	(66)	-58.4
Change in provisions	(2)	9	(11)	N/A
Total financial results	**(1,318)**	**(710)**	**(608)**	**-85.6**

2.1 Financial Expenses

In the first half 2002 ENDESA reduced its debt figure by Euro 1,573 million, of which Euro 1,460 million corresponded to the second quarter despite the fact that no significant disposals were made during it. As a consequence of that, debt fell to Euro 23,434 million as of 30 June 2002..

The debt reduction in the first half 2002 was the result of the following:

- The movements of funds carried out in the period resulted in a reduction of the debt of Euro 1,327 million.

- The changes in the consolidation perimeter have brought the consolidation of Euro 1,330 million corresponding to ENDESA Italia's debt position as of 31 December 2001 as well as the reduction of Euro 152 million of the debt at that date from the companies that ceased to be fully consolidated, mainly VIESGO.

- The changes in the exchange rates against the Euro of the currencies in which the consolidated affiliates hold their debt have resulted in a decrease of the *Euro value of the total consolidated debt of* Euro 1,424 *million.*

On the other hand, average cost of debt for the period was 5.08%, against 6.21% for the first half 2001.

This decrease has enabled a reduction in financial expenses of Euro 86 million, a decrease of 10.3% against the first half 2001.

The following table shows a breakdown of debt and its average cost by line of business in the first half 2002:

	Debt as of 31-12-01	Debt as of 30-6-02	Avge. Cost 1H 2002
Domestic electricity business	11,768	9,732	4.24%
Latin American electricity business	11,525	10,106	6.27%
European electricity business	-	1,633	3.83%
Other businesses	1,714	1,963	3.98%
TOTAL	**25,007**	**23,434**	**5.08%**

2.2. Foreign Exchange Differences

Net foreign exchange differences for the first half 2002 in the income statement were a Euro 573 million loss.

The most significant change in the exchange rates against the Euro and US dollar of the currencies of the countries where ENDESA operates has been the one for the Argentinean peso, which fell from 1 to the dollar as of 31st December 2001 to 3.81 to the dollar as of 30th June 2002, representing a devaluation of 73.8%. Since ENDESA closed its accounts for the year 2001 using an exchange rate of 1.7 pesos to the dollar, the effect on the first half 2002 corresponds to a devaluation of 55.4%.

Of the remaining currencies of the countries in which ENDESA has a presence, it is worth noting the 18.4% devaluation of the Brazilian real against the dollar.

The devaluation against the US dollar has a negative impact on the financial statements in local currencies of the affiliates in their countries, as it increases the balance in local currency terms of their dollar-denominated debt and generates a foreign exchange loss in the income statement; on the other hand, the devaluation against the Euro has an impact on ENDESA's consolidated statements by reducing the Euro value of the equity of the affiliates in these countries.

In the first half 2002 the devaluation of the Argentinean peso has had a negative impact, due to the above reasons, of Euro 635 million on ENDESA's income statement under the "Foreign exchange losses" footing, with a net impact on net income after taxes and minorities of Euro 108 million, and an impact of Euro.140 million on reserves through the "Translation differences" account.

The Argentinean Government has recently approved a decree that, among others, gives companies the possibility to adjust their financial statements with inflation, thereby diminishing the accounting effect of the peso devaluation.

Even if in some cases the monetary correction is acceptable under Spanish accounting regulations, ENDESA's financial statements as of 30th June 2002 do not incorporate it for Argentina, as an analysis is being carried out on how reasonable its application is, taking into consideration the current situation of the country..

3. Equity Income

Losses attributable to ENDESA under the equity method were Euro 64 million for the first half 2002.

The largest component of the equity losses is the one corresponding to the shareholdings in telecommunications affiliates.

The telecommunications holding company AUNA, showed a loss of Euro 82 million, which, apart from AUNA's ordinary income, incorporates some the provisions corresponding to the closing of Quiero TV.

Still, as of 30th June 2002 AUNA showed positive EBITDA of Euro 246 million and its main subsidiary, AMENA, posted a positive net income of Euro 42 million with a customer base of over 5.8 million and a market share of 18.5%.

The Chilean mobile telephone operator Smartcom posted a net loss of Euro 32 million, although it reached a customer base of 720,000, increasing by 88% the figure of one year ago, and a share of 13.5% of the Chilean market.

4. Extraordinary Results

Extraordinary results for ENDESA in the first half 2002 were Euro 666 million.

Its main components were the following:

- The Euro 1,066 million capital gain from the sale of 87.5% of VIESGO.
- A Euro 210 million additional provision to fully cover risks related to the economic situation in Argentina.
- Provisions to cover risks related to the electricity business in Spain in 2002 for Euro 117 million.

5. Information by Lines of Business

The table below shows the main parameters of the income statement and balance sheet of the first half 2002 by line of business.

	Euro million			
	Revenues	**Operating Income**	**Net Income**	**Fixed Assets**
Generation	2,295	798	1,294	8,158
Distribution	2,810	313	245	6,462
Supply	625	45	25	30
Latin America	2,123	708	(265)	10,298
Europe	774	106	10	2,247
Other businesses	107	19	(78)	489
Services	78	(1)	-	50
Corporate Structure	(246)	(393)	(394)	122
Adjustments among activities	(345)	(8)	-	333
TOTAL	**8,221**	**1,587**	**837**	**28,189**

It should be highlighted that net income for the Latin American business has been considerably influenced by exceptional items such as the devaluations of the Argentinean peso and the Brazilian real and the accounting of extraordinary provisions to cover all of the risks derived from the situation of Argentina's economy.

6. Cash Flow, Investments and Financing

Cash flow from operations for the first half 2002 was Euro 1,595 million, which allowed to cover capital expenditures and intangibles for Euro 784 million and the payment of the final dividend for the year 2001 for the amount of Euro 443 million.

In addition to the above, funds were obtained from disposals for Euro 1,791 million, of which Euro 1,684 million correspond to the sale of 87.5% of Viesgo. In the second quarter 2002 ENDESA sold its holding in Interagua for Euro 17 milion that generated a capital gain of Euro 19 million and its holding in ACI for Euro 32 million with a capital gain of Euro 13 million.

On the other hand, financial investments were made for Euro 537 million and Euro 176 million were paid as provisions, mainly from pension liabilities and early retirement programs.

The table below provides a breakdown of total investments in the period

	Euro million
Capital Expenditures	749
Intangibles	35
Financial	410
Acquisition of shares in consolidated companies	127
Total investments	**1,321**

The acquisition of shares in consolidated companies corresponds in its entirety to the acquisition of the additional 5.7% in ENDESA Italia.

The main financial investments include the capital increases subscribed in AUNA and Smartcom for Euro 199 and 57 million respectively.

The following table shows a breakdown of capital expenditures by line of business:

	Euro million				
	Electricity business				
	Domestic	**Latin America**	**Europe**	**Other businesses**	**Total**
Generation	110	108	69	-	287
Distribution	204	200(*)	-	-	404
Other	14	12	1	31	58
Total	**328**	**320**	**70**	**31**	**749**

(*) *Includes the investment made for the construction of the second interconnection line Brazil-Argentina.*

It is important to highlight the amount of the investment in distribution facilities in Spain of Euro 204 million, that is, 62.2% of total capital expenditures in Spain's electricity business.

As for its financing activity, in the second quarter 2002 ENDESA has arranged long term financing facilities for an amount of Euro 1,465 million and has issued both domestic and European commercial paper with a balance of Euro 1,626 as of 30 June 2002. As of today, the undrawn balance of its available lines of credit is around Euro 2,700 million.

During the first half 2002 the margins for ENDESA's debt issues in the secondary market as well as their positive differential vis-à-vis the average for the European utilities with a similar credit rating have remained at similar levels as the previous year.

For additional information, please contact Jacinto Pariente, North America Investor Relations Office, Tel: (212) 750 7200.

http://www.endesa.es

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2002 AND DECEMBER 31, 2001

(Unaudited)

	Euro Million			
ASSETS	***June 30 '02***	***Dec 31'01***	***Variation***	
Utility plant and intangible assets	28,733	30,720	(1,987)	-6.47%
Financial investments	7,385	7,138	247	3.46%
Goodwill	5,597	5,543	54	0.97%
Deferred charges	597	663	(66)	-9.95%
Current assets	6,478	6,123	355	5.80%
TOTAL	**48,790**	**50,187**	**(1,397)**	**-2.78%**

STOCKHOLDERS' EQUITY	**Euro Million**			
AND LIABILITES	***June 30 '02***	***Dec 31'01***	***Variation***	
Stockholder's equity	8,307	8,656	(349)	-4.03%
Subscribed capital stock	1,271	1,271		
Reserves	8,895	7,765	1,130	14.55%
FX translation differences	(2,696)	(1,859)	(837)	-45.02%
Income allocable to the controlling company	837	1,479	(642)	-43.41%
Minority interests	3,646	3,762	(116)	-3.08%
Negative goodwill	29	29		
Deferred revenues	1,272	1,214	58	4.78%
Provisions for contingencies and expenses	4,444	4,216	228	5.41%
Long term debt	20,813	22,700	(1,887)	-8.31%
Current liabilities	10,279	9,610	669	6.96%
TOTAL	**48,790**	**50,187**	**(1,397)**	**-2.78%**

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

	Euro Million			
	June 30 '02	*June 30 '01*	*Variation*	
OPERATING REVENUES	8,496	7,601	895	11.77%
Sales	8,221	7,419	802	10.81%
Expenses capitalized	169	103	66	64.08%
Other operating revenues	106	79	27	34.18%
OPERATING EXPENSES	6,909	5,900	1,009	17.10%
Purchases	4,746	3,674	1,072	29.18%
Electricity purchased	3,208	2,495	713	28.58%
Raw materials and other supplies	1,186	883	303	34.31%
Power transmission and other external expenses	352	296	56	18.92%
Personnel expenses	626	667	(41)	-6.15%
Depreciation and amortization	873	897	(24)	-2.68%
Change in operating provisions	41	35	6	17.14%
Other operating expenses	623	627	(4)	-0.64%
OPERATING INCOME	1,587	1,701	(114)	-6.70%
FINANCIAL REVENUES	403	326	77	23.62%
Financial revenues	97	99	(2)	-2.02%
Foreign exchange gains	259	114	145	127.19%
Monetary adjustments	47	113	(66)	-58.41%
FINANCIAL EXPENSES	1,721	1,036	685	66.12%
Financial expenses	750	836	(86)	-10.29%
Change in provisions for financial investments	2	(9)	11	122.22%
Foreign exchange losses	969	209	760	363.64%
FINANCIAL INCOME (LOSS)	(1,318)	(710)	(608)	-85.63%
Equity in the income (loss) of companies carried by the equity method	(64)	(74)	10	13.51%
Amortization of goodwill and reverse negative goodwill	(181)	(142)	(39)	27.46%
ORDINARY INCOME (LOSS)	24	775	(751)	-96.90%
NONOPERATING INCOME (LOSS)	666	329	337	102.43%
CONSOLIDATED INCOME BEFORE INCOME TAXES	690	1,104	(414)	-37.50%
Income taxes	120	191	(71)	-37.17%
CONSOLIDATED INCOME FOR THE YEAR	570	913	(343)	-37.57%
Income allocated to minority interests	(267)	156	(423)	-271.15%
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	837	757	80	10.57%
Net income per share (expressed in euros)	0.79	0.71	0.08	10.57%
Cash flow	1,595	1,981	(386)	-19.49%
EBITDA	2,460	2,598	(138)	-5.31%

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
BY BUSINESS LINES
FOR THE PERIOD ENDED JUNE 30, 2002

(Unaudited)

Amounts in Euro Million

	DOMESTIC ELECTRICITY	LATAM ELECTRICITY	EUROPE ELECTRICITY	OTHER BUSINESSES
OPERATING REVENUES	5,292	2,283	784	137
Sales	5,217	2,123	774	107
Expenses capitalized	38	113	2	16
Other operating revenues	37	47	8	14
OPERATING EXPENSES	4,538	1,575	678	118
Purchases	3,304	848	540	54
Electricity purchased	2,408	626	174	
Raw materials and other supplies	730	94	316	46
Power transmission and other external expenses	166	128	50	8
Personnel expenses	409	163	38	16
Depreciation and amortization	527	268	57	21
Change in operating provisions	19	22		
Other operating expenses	279	274	43	27
OPERATING INCOME	754	708	106	19
FINANCIAL REVENUES	54	340	2	7
Financial revenues	12	79	2	4
Foreign exchange gains	42	214		3
Monetary adjustments		47		
FINANCIAL EXPENSES	292	1,356	31	42
Financial expenses	292	388	31	39
Change in provisions for financial investments				2
Foreign exchange losses		968		1
FINANCIAL INCOME (LOSS)	(238)	(1,016)	(29)	(35)
Equity in the income (loss) of companies carried by the equity method	24	1	11	(100)
Amortization of goodwill and reverse negative goodwill	(3)	(112)	(46)	(20)
ORDINARY INCOME (LOSS)	537	(419)	42	(136)
NONOPERATING INCOME (LOSS)	873	(210)	(10)	13
CONSOLIDATED INCOME BEFORE INCOME TAXES	1,410	(629)	32	(123)
Income taxes	239	(73)	5	(51)
CONSOLIDATED INCOME FOR THE YEAR	1,171	(556)	27	(72)
Income allocated to minority interests	1	(291)	17	6
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	1,170	(265)	10	(78)

Cash flow	700	720	120	55
EBITDA	1,281	976	163	40

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
NATIONAL
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(Unaudited)

DOMESTIC ELECTRICITY BUSINESS

	Euro Million			
	June 30 '02	*June 30 '01*	*Variation*	
OPERATING REVENUES	5,292	4,757	535	11.25%
Sales	5,217	4,693	524	11.17%
Expenses capitalized	38	36	2	5.56%
Other operating revenues	37	28	9	32.14%
OPERATING EXPENSES	4,538	3,699	839	22.68%
Purchases	3,304	2,441	863	35.35%
Electricity purchased	2,408	1,659	749	45.15%
Raw materials and other supplies	730	622	108	17.36%
Power transmission and other external expenses	166	160	6	3.75%
Personnel expenses	409	443	(34)	-7.67%
Depreciation and amortization	527	540	(13)	-2.41%
Change in operating provisions	19	3	16	533.33%
Other operating expenses	279	272	7	2.57%
OPERATING INCOME	754	1,058	(304)	-28.73%
FINANCIAL REVENUES	54	17	37	217.65%
Financial revenues	12	15	(3)	-20.00%
Foreign exchange gains	42	2	40	2000.00%
FINANCIAL EXPENSES	292	336	(44)	-13.10%
Financial expenses	292	330	(38)	-11.52%
Change in provisions for financial investments		(13)	13	100.00%
Foreign exchange losses		19	(19)	-100.00%
FINANCIAL INCOME (LOSS)	(238)	(319)	81	25.39%
Equity in the income (loss) of companies carried by the equity method	24	5	19	380.00%
Amortization of goodwill and reverse negative goodwill	(3)		(3)	N/A
ORDINARY INCOME (LOSS)	537	744	(207)	-27.82%
NONOPERATING INCOME (LOSS)	873	(120)	993	827.50%
CONSOLIDATED INCOME BEFORE INCOME TAXES	1,410	624	786	125.96%
Income taxes	239	192	47	24.48%
CONSOLIDATED INCOME FOR THE YEAR	1,171	432	739	171.06%
Income allocated to minority interests	1		1	N/A
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	1,170	432	738	170.83%

Cash flow	700	1,269	(569)	-44.84%
EBITDA	1,281	1,598	(317)	-19.84%

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

LATIN AMERICAN ELECTRICITY BUSINESS

	Euro Million			
	June 30 '02	*June 30 '01*	*Variation*	
OPERATING REVENUES	2,283	2,647	(364)	-13.75%
Sales	2,123	2,558	(435)	-17.01%
Expenses capitalized	113	50	63	126.00%
Other operating revenues	47	39	8	20.51%
OPERATING EXPENSES	1,575	1,979	(404)	-20.41%
Purchases	848	1,116	(268)	-24.01%
Electricity purchased	626	826	(200)	-24.21%
Raw materials and other supplies	94	166	(72)	-43.37%
Power transmission and other external expenses	128	124	4	3.23%
Personnel expenses	163	202	(39)	-19.31%
Depreciation and amortization	268	323	(55)	-17.03%
Variation in operating provisions	22	27	(5)	-18.52%
Other operating expenses	274	311	(37)	-11.90%
OPERATING INCOME	708	668	40	5.99%
FINANCIAL REVENUES	340	302	38	12.58%
Financial revenues	79	78	1	1.28%
Foreign exchange gains	214	111	103	92.79%
Monetary adjusments	47	113	(66)	-58.41%
FINANCIAL EXPENSES	1,356	627	729	116.27%
Financial expenses	388	454	(66)	-14.54%
Change in provisions for financial investments				N/A
Foreign exchange losses	968	173	795	459.54%
FINANCIAL INCOME (LOSS)	(1,016)	(325)	(691)	-212.62%
Equity in the income (loss) of companies carried by the	1	4	(3)	-75.00%
Amortization of goodwill	(112)	(120)	8	-6.67%
ORDINARY INCOME (LOSS)	(419)	227	(646)	-284.58%
NONOPERATING INCOME (LOSS)	(210)	446	(656)	-147.09%
CONSOLIDATED INCOME BEFORE INCOME TAXES	(629)	673	(1,302)	-193.46%
Income taxes	(73)	75	(148)	-197.33%
CONSOLIDATED INCOME FOR THE YEAR	(556)	598	(1,154)	-192.98%
Income allocated to minority interests	(291)	154	(445)	-288.96%
INCOME FOR THE YEAR ALLOCATED TO THE CONTR	(265)	444	(709)	-159.68%
Cash flow	720	700	20	2.86%
EBITDA	976	991	(15)	-1.51%

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
EUROPE
FOR THE PERIOD ENDED JUNE 30, 2002

(Unaudited)

EUROPEAN ELECTRICITY BUSINESS

	Euro Million *June 30 '02*
OPERATING REVENUES	784
Sales	774
Expenses capitalized	2
Other operating revenues	8
OPERATING EXPENSES	678
Purchases	540
Electricity purchased	174
Raw materials and other supplies	316
Power transmission and other external expenses	50
Personnel expenses	38
Depreciation and amortization	57
Variation in operating provisions	
Other operating expenses	43
OPERATING INCOME	106
FINANCIAL REVENUES	2
Financial revenues	2
Foreign exchange gains	-
Monetary adjusments	
FINANCIAL EXPENSES	31
Financial expenses	31
Change in provisions for financial investments	
Foreign exchange losses	
FINANCIAL INCOME (LOSS)	(29)
Equity in the income (loss) of companies carried by the e	11
Amortization of goodwill	(46)
ORDINARY INCOME (LOSS)	42
NONOPERATING INCOME (LOSS)	(10)
CONSOLIDATED INCOME BEFORE INCOME TAXES	32
Income taxes	5
CONSOLIDATED INCOME FOR THE YEAR	27
Income allocated to minority interests	17
INCOME FOR THE YEAR ALLOCATED TO THE CONTR	10

Cash flow	120
EBITDA	163

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
OTHER BUSINESSES
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001
(Unaudited)

OTHER BUSINESSES

	Euro Million			
	June 30 '02	*June 30 '01*	*Variation*	
OPERATING REVENUES	137	197	(60)	-30.46%
Sales	107	168	(61)	-36.31%
Expenses capitalized	16	17	(1)	-5.88%
Other operating revenues	14	12	2	16.67%
OPERATING EXPENSES	118	222	(104)	-46.85%
Purchases	54	117	(63)	-53.85%
Electricity purchased		10	(10)	-100.00%
Raw materials and other supplies	46	95	(49)	-51.58%
Power transmission and other external expenses	8	12	(4)	-33.33%
Personnel expenses	16	22	(6)	-27.27%
Depreciation and amortization	21	34	(13)	-38.24%
Variation in operating provisions		5	(5)	-100.00%
Other operating expenses	27	44	(17)	-38.64%
OPERATING INCOME	19	(25)	44	176.00%
FINANCIAL REVENUES	7	7		
Financial revenues	4	6	(2)	-33.33%
Foreign exchange gains	3	1	2	200.00%
FINANCIAL EXPENSES	42	73	(31)	-42.47%
Financial expenses	39	52	(13)	-25.00%
Change in provisions for financial investments	2	4	(2)	-50.00%
Foreign exchange losses	1	17	(16)	-94.12%
FINANCIAL INCOME (LOSS)	(35)	(66)	31	46.97%
Equity in the income (loss) of companies carried by the e	(100)	(83)	(17)	-20.48%
Amortization of goodwill	(20)	(22)	2	-9.09%
ORDINARY INCOME (LOSS)	(136)	(196)	60	30.61%
NONOPERATING INCOME (LOSS)	13	3	10	333.33%
CONSOLIDATED INCOME BEFORE INCOME TAXES	(123)	(193)	70	36.27%
Income taxes	(51)	(76)	25	32.89%
CONSOLIDATED INCOME FOR THE YEAR	(72)	(117)	45	38.46%
Income allocated to minority interests	6	2	4	200.00%
INCOME FOR THE YEAR ALLOCATED TO THE CONTR	(78)	(119)	41	34.45%
Cash flow	55	12	43	358.33%
EBITDA	40	9	31	344.44%

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
ON A QUATERLY BASIS
(Unaudited)

	Euro Million			
	2Q 2002	2Q 2001	Variation	
OPERATING REVENUES	4,048	3,931	117	2.98%
Sales	3,847	3,825	22	0.58%
Expenses capitalized	131	63	68	107.94%
Other operating revenues	70	43	27	62.79%
OPERATING EXPENSES	3,308	3,176	132	4.15%
Purchases	2,218	1,946	272	13.97%
Electricity purchased	1,490	1,311	179	13.65%
Raw materials and other supplies	550	488	62	12.70%
Power transmission and other external expenses	178	147	31	20.95%
Personnel expenses	309	336	(27)	-8.04%
Depreciation and amortization	426	454	(28)	-6.17%
Change in operating provisions	18	80	(62)	-77.50%
Other operating expenses	337	360	(23)	-6.39%
OPERATING INCOME	740	755	(15)	-1.99%
FINANCIAL REVENUES	274	161	113	70.19%
Financial revenues	34	35	(1)	-2.86%
Foreign exchange gains	211	60	151	251.67%
Monetary adjustments	29	66	(37)	-56.06%
FINANCIAL EXPENSES	723	536	187	34.89%
Financial expenses	374	397	(23)	-5.79%
Change in provisions for financial investments	1	2	(1)	-50.00%
Foreign exchange losses	348	137	211	154.01%
FINANCIAL INCOME (LOSS)	(449)	(375)	(74)	-19.73%
Equity in the income (loss) of companies carried by the equity method	(15)	(30)	15	50.00%
Amortization of goodwill and reverse negative goodwill	(91)	(71)	(20)	28.17%
ORDINARY INCOME (LOSS)	185	279	(94)	-33.69%
NONOPERATING INCOME (LOSS)	(13)	254	(267)	-105.12%
CONSOLIDATED INCOME BEFORE INCOME TAXES	172	533	(361)	-67.65%
Income taxes	55	80	(25)	-31.25%
CONSOLIDATED INCOME FOR THE YEAR	117	453	(336)	-74.08%
Income allocated to minority interests	47	80	(33)	-41.25%
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	70	373	(303)	-81.23%
Cash flow	865	1,011	(146)	-14.44%
EBITDA	1,166	1,209	(43)	-3.56%

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
DOMESTIC ELECTRICITY BUSINESS
ON A QUATERLY BASIS
(Unaudited)

DOMESTIC ELECTRICITY BUSINESS

	Euro Million			
	2Q 2002	2Q 2001	Variation	
OPERATING REVENUES	2,481	2,472	9	0.36%
Sales	2,440	2,436	4	0.16%
Expenses capitalized	21	21		
Other operating revenues	20	15	5	33.33%
OPERATING EXPENSES	2,153	2,016	137	6.80%
Purchases	1,519	1,308	211	16.13%
Electricity purchased	1,093	876	217	24.77%
Raw materials and other supplies	340	350	(10)	-2.86%
Power transmission and other external expenses	86	82	4	4.88%
Personnel expenses	198	221	(23)	-10.41%
Depreciation and amortization	263	269	(6)	-2.23%
Change in operating provisions	4	60	(56)	-93.33%
Other operating expenses	169	158	11	6.96%
OPERATING INCOME	328	456	(128)	-28.07%
FINANCIAL REVENUES	45	(1)	46	4600.00%
Financial revenues	4		4	N/A
Foreign exchange gains	41	(1)	42	4200.00%
FINANCIAL EXPENSES	140	176	(36)	-20.45%
Financial expenses	144	161	(17)	-10.56%
Foreign exchange losses	(4)	15	(19)	-126.67%
FINANCIAL INCOME (LOSS)	(95)	(177)	82	46.33%
Equity in the income (loss) of companies carried by the equity method	14	3	11	366.67%
Amortization of goodwill and reverse negative goodwill	(2)		(2)	N/A
ORDINARY INCOME (LOSS)	245	282	(37)	-13.12%
NONOPERATING INCOME (LOSS)	6	(32)	38	118.75%
CONSOLIDATED INCOME BEFORE INCOME TAXES	251	250	1	0.40%
Income taxes	83	77	6	7.79%
CONSOLIDATED INCOME FOR THE YEAR	168	173	(5)	-2.89%
Income allocated to minority interests				
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	168	173	(5)	-2.89%

Cash flow	404	578	(174)	-30.10%
EBITDA	591	725	(134)	-18.48%

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
LATINAMERICAN ELECTRICITY BUSINESS
ON A QUATERLY BASIS

LATIN AMERICAN ELECTRICITY BUSINESS

	Euro Million			
	2Q 2002	2Q 2001	Variation	
OPERATING REVENUES	1,144	1,349	(205)	-15.20%
Sales	1,016	1,302	(286)	-21.97%
Expenses capitalized	94	25	69	276.00%
Other operating revenues	34	22	12	54.55%
OPERATING EXPENSES	771	1,035	(264)	-25.51%
Purchases	418	570	(152)	-26.67%
Electricity purchased	310	429	(119)	-27.74%
Raw materials and other supplies	46	84	(38)	-45.24%
Power transmission and other external expenses	62	57	5	8.77%
Personnel expenses	84	103	(19)	-18.45%
Depreciation and amortization	124	166	(42)	-25.30%
Variation in operating provisions	14	17	(3)	-17.65%
Other operating expenses	131	179	(48)	-26.82%
OPERATING INCOME	373	314	59	18.79%
FINANCIAL REVENUES	222	159	63	39.62%
Financial revenues	26	32	(6)	-18.75%
Foreign exchange gains	167	61	106	173.77%
Monetary adjusments	29	66	(37)	-56.06%
FINANCIAL EXPENSES	545	319	226	70.85%
Financial expenses	193	204	(11)	-5.39%
Foreign exchange losses	352	115	237	206.09%
FINANCIAL INCOME (LOSS)	(323)	(160)	(163)	-101.88%
Equity in the income (loss) of companies carried by the equity me	2	4	(2)	-50.00%
Amortization of goodwill and reverse negative goodwill	(56)	(60)	4	-6.67%
ORDINARY INCOME (LOSS)	(4)	98	(102)	-104.08%
NONOPERATING INCOME (LOSS)	(28)	285	(313)	-109.82%
CONSOLIDATED INCOME BEFORE INCOME TAXES	(32)	383	(415)	-108.36%
Income taxes	5	36	(31)	-86.11%
CONSOLIDATED INCOME FOR THE YEAR	(37)	347	(384)	-110.66%
Income allocated to minority interests	45	79	(34)	-43.04%
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING	(82)	268	(350)	-130.60%

Cash flow	394	414	(20)	-4.83%
EBITDA	497	480	17	3.54%

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS
ON A QUATERLY BASIS

EUROPEAN ELECTRICITY BUSINESS

	Euro Million 2Q 2002
OPERATING REVENUES	354
Sales	346
Expenses capitalized	1
Other operating revenues	7
OPERATING EXPENSES	332
Purchases	262
Electricity purchased	87
Raw materials and other supplies	148
Power transmission and other external expenses	27
Personnel expenses	19
Depreciation and amortization	28
Variation in operating provisions	
Other operating expenses	23
OPERATING INCOME	22
FINANCIAL REVENUES	2
Financial revenues	2
Foreign exchange gains	
Monetary adjusments	
FINANCIAL EXPENSES	17
Financial expenses	17
Change in provisions for financial investments	
Foreign exchange losses	
FINANCIAL INCOME (LOSS)	(15)
Equity in the income (loss) of companies carried by the equity method	4
Amortization of goodwill and reverse negative goodwill	(23)
ORDINARY INCOME (LOSS)	(12)
NONOPERATING INCOME (LOSS)	(10)
CONSOLIDATED INCOME BEFORE INCOME TAXES	(22)
Income taxes	(14)
CONSOLIDATED INCOME FOR THE YEAR	(8)
Income allocated to minority interests	(2)
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	(6)

Cash flow	26
EBITDA	50

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
OTHER BUSINESSES
ON A QUATERLY BASIS

OTHER BUSINESSES

	Euro Million			
	2Q 2002	2Q 2001	Variation	
OPERATING REVENUES	69	110	(41)	-37.27%
Sales	45	87	(42)	-48.28%
Expenses capitalized	15	17	(2)	-11.76%
Other operating revenues	9	6	3	50.00%
OPERATING EXPENSES	52	125	(73)	-58.40%
Purchases	19	68	(49)	-72.06%
Electricity purchased		6	(6)	-100.00%
Raw materials and other supplies	16	54	(38)	-70.37%
Power transmission and other external expenses	3	8	(5)	-62.50%
Personnel expenses	8	12	(4)	-33.33%
Depreciation and amortization	11	19	(8)	-42.11%
Variation in operating provisions		3	(3)	100.00%
Other operating expenses	14	23	(9)	-39.13%
OPERATING INCOME	17	(15)	32	213.33%
FINANCIAL REVENUES	5	3	2	66.67%
FINANCIAL EXPENSES	21	41	(20)	-48.78%
Financial expenses	20	32	(12)	-37.50%
Change in provisions for financial investments	1	2	(1)	-50.00%
Foreign exchange losses		7	(7)	-100.00%
FINANCIAL INCOME (LOSS)	(16)	(38)	22	57.89%
Equity in the income (loss) of companies carried by the equity method	(35)	(37)	2	5.41%
Amortization of goodwill and reverse negative goodwill	(10)	(12)	2	-16.67%
ORDINARY INCOME (LOSS)	(44)	(102)	58	56.86%
NONOPERATING INCOME (LOSS)	19	1	18	1800.00%
CONSOLIDATED INCOME BEFORE INCOME TAXES	(25)	(101)	76	75.25%
Income taxes	(19)	(33)	14	42.42%
CONSOLIDATED INCOME FOR THE YEAR	(6)	(68)	62	91.18%
Income allocated to minority interests	4	1	3	300.00%
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	(10)	(69)	59	85.51%

Cash flow	41	19	22	115.79%
EBITDA	28	4	24	600.00%

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIODS ENDED JUNE 30, 2002 AND 2001

(Unaudited)

	Euro Million			
FUNDS OBTAINED FROM	*June 30 '02*	*June 30 '01*	*Variation*	
Operations	1,595	1,981	(386)	-19.49%
Disposal of consolidated companies	1,684		1,684	N/A
Sale of fixed assets	107	922	(815)	-88.39%
Repayment or transfers to short-term of financial investment	101	250	(149)	-59.60%
Capital subsidies and deferred revenues	131	106	25	23.58%
Long term finance from creditors		539	(539)	-100.00%
TOTAL FUNDS OBTAINED	3,618	3,798	(180)	-4.74%

FUNDS USED FOR	*June 30 '02*	*June 30 '01*	*Variation*	
Intangible assets and utility plant	784	867	(83)	-9.57%
Financial investments	410	1,152	(742)	-64.41%
Dividends of the controlling company	443	433	10	2.31%
Acquisition/Disposal of shares of the controlling company	3	(6)	9	150.00%
Acquisition of shares of the consolidated companies	127	7	120	1714.29%
Capital reduction of the controlling company and dividends allocated to minority interes	110	96	14	14.58%
Net change of debt	1,327	(825)	2,152	260.85%
Provisions for contingencies and expenses	176	1,128	(952)	-84.40%
TOTAL FUNDS USED	3,380	2,852	528	18.51%

INCREASE IN WORKING CAPITAL	238	946	
DECREASE IN WORKING CAPITAL			

endesa

Consolidated Balance by business line for the period ended June 30, 2002

Euro Million

	Generation	Distribution	Supply	Services	Europe	Other Businesses	Latin America	Corporate Structure	Adjustments	Total Consolidated
Intangible Assets	41	101	28	52	41	147	100	29	4	544
Utility plant	8,168	6,462	30	50	2,247	489	10,288	122	333	28,189
Financial investments	640	939	45	161	410	1,504	2,087	39,580	-37,981	7,385
Goodwill	0	8	0	0	1,766	869	3,061	0	93	5,597
Deferred charges	35	193	1	0	2	11	148	703	-494	597
Current assets	1,483	1,216	757	40	425	372	2,407	3,328	-3,550	6,478
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

	Generation	Distribution	Supply	Services	Europe	Other Businesses	Latin America	Corporate Structure	Adjustments	Total Consolidated
Stockholder's equity	4,084	1,446	53	66	1,432	834	2,566	19,046	-21,219	8,307
Minority Interests	0	0	0	0	1,111	61	2,388	0	86	3,646
Negative goodwill	27	68	0	0	0	3	17	0	-86	29
Deferred revenues	114	901	6	40	0	36	197	1	-23	1,272
Provisions for contingencies and expense	1,248	1,841	26	126	150	58	693	413	-10	4,444
Long term debt	2,700	3,414	510	0	1,243	1,428	9,061	19,476	-17,018	20,813
Current liabilities	2,184	1,260	268	71	955	772	3,277	4,827	-3,326	10,279
TOTAL	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

endesa

Statement of Income by business line for the period ended June 30, 2002

Euro Million	Generation	Distribution	Supply	Services	Europe	Other Businesses	Latin America	Corporate Structure	Adjustments	Total Consolidated
Revenues	2,298	2,810	625	78	774	107	2,123	-245	-345	8,221
Other operating revenues	24	43	12	0	10	30	160	20	-24	275
Purchases	-863	-1,909	-392	18	-490	-46	-720	-77	87	-4,394
Other external expenses	-170	-277	-180	-63	-93	-35	-402	-29	274	-975
Personnel expenses	-161	-173	-13	-22	-38	-16	-163	-40	0	-626
Depreciation and amortization + changes in provisions	-327	-181	-7	-10	-57	-21	-290	-21	0	-914
Operating income (loss)	798	313	46	-1	106	19	708	-393	-8	1,587
Financial Income (Loss)	-66	-107	-6	-1	-29	-36	-1,016	-66	7	-1,318
Income from equity method	0	4	0	0	-35	-120	-111	17	0	-246
Nonoperating income (Loss)	926	120	0	2	-10	13	-210	-176	1	666
Income before taxes	1,658	330	39	0	32	-123	-629	-617	0	690
Income Taxes	-364	-86	-14	0	-5	51	73	224	0	-120
Minority Interests	0	0	0	0	-17	-6	291	-1	0	267
NET INCOME (*)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	0	[illegible]

(*) Before allocation of Corporate Structure's financial expenses to the businesses.

endesa

ENDESA S.A. AND SUBSIDIARIES
PROFORMA CONSOLIDATED BALANCE SHEETS
ENERSIS BY EQUITY METHOD
AS OF JUNE 30, 2002
(Unaudited)

Euro Million

ASSETS	30.06.02
Utility plant and intangible assets	18,587
Financial investments	8,351
Goodwill	3,925
Deferred charges	449
Current assets	4,657
TOTAL	35,969

STOCKHOLDERS' EQUITY AND LIABILITES	30.06.02
Stockholder's equity	8,307
Subscribed capital stock	1,271
Reserves	8,895
FX translation differences	(2,696)
Income allocable to the controlling company	837
Minority interests	1,234
Negative goodwill	29
Deferred revenues	1,177
Provisions for contingencies and expenses	4,067
Long term debt	13,575
Current liabilities	7,580
TOTAL	35,969

endesa

ENDESA S.A. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL INVESTMENTS
(ENERSIS BY EQUITY METHOD)
AS OF JUNE 30, 2002
(Unaudited)

Euro million

	Balance
INVESTMENTS CARRIED OUT BY EQUITY METHOD	**2,734**
Auna	649
Luz de Bogotá (CODENSA)	438
Repsol	389
Capital Energía (EMGESA)	334
Smartcom	211
Snet	177
Aguas de Barcelona	128
Investluz (COELCE)	122
Red Eléctrica de España, S.A. (REE)	78
Tejo	54
Distrilima	28
Central Generadora Termoeléctrica	28
Compañia Peruana de Electricidad, S.A. (CPE)	24
Endesa Internacional Energia, Ltda.	24
NQF GAS	20
Consorcio Energético Punta Cana-Macao, S.A. (CEPM)	14
Cerj	5
Edesur	10
ENDITEL I	9
Cien	8
Yacylec	8
P.E. Sierra del Madero	6
Cemsa	5
Cia. Eólica Tierras Altas	5
Tirme	4
Enersis	-77
Other	33

	Balance
LONG TERM INVESTMENTS IN SECURITIES	**307**
Nueva Nuinsa, S.L.	68
Euskaltel	26
Teneguía Gestión Financiera S.L.	20
AIE Ascó - Vandellós	16
Lyonnaise D'eaux	14
DS2	13
Minas y Ferrocarriles de Utrillas	9
Minas Gargallo	9
Ecasa	8
Dicogexsa	7
Arch Coal Inc. (A.C.I.)	5
Other	112

	Balance
LOANS	**2,171**
Enersis	1,446
Guarantees and deposits	297
Fixed income securities	100
Loans to personnel	77
Elcogás	70
Loans to Ecyr subsidiaries	41
Auna	30
Megasa	16
Emesa	15
Enditel I	12
Soprolif	5
Other	62

Advanced tax and tax credit and other	**3,139**
TOTAL FINANCIAL INVESTMENTS	**8,351**

GOODWILL	**3,925**
Enersis	1,238
Endesa Holding Italia	1,498
Smartcom	384
Auna	281
Snet	268
Repsol	104
Cerj	99
Luz de Bogotá (CODENSA)	28
Cabcblanco	11
Capital Energia (EMGESA)	8
Other	6

endesa

MAIN COMPANIES CONSOLIDATED BY GLOBAL INTEGRATION METHOD AS OF JUNE 30TH, 2002


ENDESA, S.A.
E. GENERACIÓN
GESA
CARBOEX
E. REDES
E. ENERGÍA
E. SERVICIOS
E. EUROPA
E. TRADING
E. POWER TRADING
E. DIVERSIFICACIÓN
ENDESA GAS
E. INTERNACIONAL
CABO BLANCO
ENERSIS
ENDESA CHILE
SAN ISIDRO
PANGUE
CELTA
PEHUENCHE
EMGESA
C. COSTANERA
CACHOEIRA
CIEN
FORTALEZA
CHILECTRA
RIO MAIPO
CODENSA
EDELNOR
CERJ

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: July 23, 2002

By: I Pariente

Name: Jacinto Pariente
Title: Manager of North America
Investor Relations